Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

June 18, 2026

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 13045
U.S. Manufacturing Select, Series 1
(the “Trust”)
CIK No. 2129781 File No. 333-295828

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

Portfolio Selection Process

1.The Staff notes that the first paragraph set forth in the “Portfolio Selection Process” section states that the Trust seeks to invest in U.S. companies that benefit from “favorable government policy.” Please consider providing as an example any favorable government policies that might currently benefit investments in companies that produce goods within the United States.

Response:In accordance with the Staff’s comment, the following disclosure will be added to the first paragraph of the “Portfolio Selection Process” section:

Favorable current government policies may include tariffs on imported goods that make domestic alternatives more cost-competitive, tax policy changes that provide benefits to manufacturers, and industry specific subsidies, grants, and tax credits that incentivize industrial investment in critical industries.

2.Please provide a description of the market capitalization range of the companies included in the Indxx US Manufacturing Index referenced in the “Portfolio Selection Process” section.

Response:In accordance with the Staff’s comment, the following disclosure will be added to the first paragraph of the “Portfolio Selection Process” section:

As of June 15, 2026, the Indxx US Manufacturing Index had a market capitalization range between $2 billion and $5.1 trillion.

3.The Staff notes the second bullet point set forth under the second paragraph of the “Portfolio Selection Process” section, which references “[l]ong-term debt to market value of equity.” Please provide a plain-English explanation of “long-term debt to market value of equity.”

Response:In accordance with the Staff’s comment, the second bullet point set forth under the second paragraph of the “Portfolio Selection Process” section will be revised as set forth below:

Long-term debt to market value of equity (the ratio of a company’s long-term borrowings to the total value of its outstanding shares in the open market) less than 30%;

4.The Staff notes the third bullet point set forth under the second paragraph of the “Portfolio Selection Process” section, which references “[r]eturn on invested capital.” If there is a minimum return on invested capital that is required for selection, please disclose the minimum threshold.

Response:In accordance with the Staff’s comment, the third bullet point set forth under the second paragraph of the “Portfolio Selection Process” section will be revised as set forth below:

Return on invested capital (an assessment of a company’s efficiency in allocating capital to profitable investments) of at least 5%; and

5.The Staff notes the fourth bullet point set forth under the second paragraph of the “Portfolio Selection Process” section, which references “cash flow analysis.” Please provide a plain-English explanation of cash flow analysis and, if applicable, disclose any key metrics or ratios used in that evaluation.

Response:In accordance with the Staff’s comment, the fourth bullet point set forth under the second paragraph of the “Portfolio Selection Process” section will be revised as set forth below:

Cash flow analysis (an assessment of a company's cash inflows, cash outflows, and available cash to evaluate its ability to fund operations, repay debt, and invest in future growth).

6.The Staff notes that the fourth bullet point set forth under the second paragraph of the “Portfolio Selection Process” section references “analyst judgment,” and that the following paragraph describes a “fundamental analysis conducted by our team of research analysts.” Please clarify whether these references to analyst judgment describe the same process or are distinct processes.

Response:The Trust confirms that the “[c]ash flow analysis and analyst judgment” described in the fourth bullet point is distinct from the “fundamental analysis” described in the paragraph following the bullet points. To avoid confusion, the fourth bullet point set forth under the second paragraph of the “Portfolio Selection Process” section will be revised to remove the reference to “analyst judgment.” Please see the response to Comment 5 for the revised disclosure.

7.The Staff notes that the fifth paragraph set forth in the “Portfolio Selection Process” section states that “the Trust also invests in… companies with various market capitalizations.” Please clarify whether the Trust will invest in companies other than large capitalization companies considering the $5 billion minimum market capitalization threshold described in the first bullet point set forth under the second paragraph of the “Portfolio Selection Process” section.

Response:The reference to “companies with various market capitalizations” in the fifth paragraph of the “Portfolio Selection Process” section reflects the fact that certain companies included in the Trust’s final portfolio with a market capitalization greater than $5 billion may be classified by the Trust as small- or mid-capitalization companies under the Trust’s internal classification criteria. If, based on the final portfolio, the Trust invests only in large capitalization companies, the reference to “companies with various market capitalizations” will be revised accordingly.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon